Exhibit 99.1

Electra Completes US$5 Million Financing
and Settles Accrued Interest on Convertible Notes

Toronto, Ontario – (November 26, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) has closed its previously announced financing transaction (the “Financing”) with the holders of the existing secured notes issued by the Company on February 13, 2023 (the “Existing Notes”) for gross proceeds to the Company of US$5 million, the Financing being on terms previously announced by the Company on October 25, 2024. These funds enable the Company to initiate certain early works and winter preparations at the Ontario Refinery project site in Temiskaming Shores, Ontario, as well as being used for general corporate purposes.

In connection with closing the Financing, the Company issued secured convertible notes in the principal amount of US$4 million and 1,841,620 common shares at US$0.543 per share. The notes were issued together with 4,545,454 detachable common share purchase warrants entitling the holders to acquire an equivalent number of common shares at a price of C$1.00 per share until November 26, 2026.

All securities issued in connection with the Financing are subject to restrictions on resale in accordance with applicable U.S. securities laws. The securities issued in connection with the Financing have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

The Company has also issued additional Existing Notes to the holders, in the principal amount of US$6,521,000, as payment-in-kind for all outstanding accrued interest owing on the Existing Notes through to August 15, 2024, as previously announced. The additional Existing Notes carry the same payment and conversion terms as the balance of the Existing Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the company, GLAS Trust Company LLC, as trustee for the Existing Notes and their holders.

In connection with closing the Financing, the holders of the Existing Notes have waived certain existing events of default regarding the non-payment of interest under the Existing Notes and the minimum required cash balance through until February 15, 2025, and have agreed that the previous failure to register the resale of the common shares issuable pursuant to the terms of the Existing Notes and the Existing Warrants (as defined below) will not constitute an event of default. The holders of the Existing Notes have also agreed to the cancellation of a total of 4,545,454 common share purchase warrants currently exercisable at a price of C$1.74 until August 11, 2025, for no further consideration.

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The Company has also amended the terms of an aggregate of 10,796,054 outstanding share purchase warrants (the “Existing Warrants”). The Existing Warrants were issued in connection with the offering of the Existing Notes and were previously exercisable at a price of C$1.00 until February 13, 2028.

Following the amendment, the exercise price of the Existing Warrants has been reduced to C$0.85 per Share. In addition, the Existing Warrants now include a revised acceleration clause such that their term will be reduced to thirty-days in the event the closing price of the common shares on the TSX Venture Exchange exceeds C$0.85 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive-trading-day period. Upon the occurrence of an acceleration event, holders of the Existing Warrants may exercise the Existing Warrants on a cashless basis, based on the value of the Existing Warrants at the time of exercise, subject to compliance with the policies of the TSX Venture Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Company Update and Shareholder Meeting

Following receipt of notice, received September 17, 2024, from The Nasdaq Stock Market LLC (“Nasdaq”) of noncompliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2), the Company submitted an appeal of Nasdaq's determination. A hearing on the appeal was held on November 5, 2024, and the Company was notified it has been granted until January 15, 2025, to regain compliance with the Minimum Bid Requirement, subject to certain conditions.

The Company has called a special meeting of shareholders on December 20, 2024. At the meeting, the Company will seek shareholder approval for a reverse stock split (a “Reverse Split”) of the issued and outstanding common shares of the Company at a ratio of one post-Reverse Split common share for between three to five pre-Reverse Split common shares, as determined by the Board of Directors of the Company, and to approve the revised employee share purchase plan for the Company. Additional information and details of voting are available in the Management Information Circular distributed to shareholders in connection with the meeting. All meeting materials are available on the Company’s website (www.ElectraBMC.com/investors) and SEDAR+ (www.sedarplus.com).

Registered shareholders who have not received their meeting materials due to the ongoing Canada Post strike are advised to reach out to their financial institution or the Company for assistance.

The implementation of the Reverse Split would not affect the total shareholders' equity, however, conclusion of the Reverse Split would support the Company’s efforts to regain compliance with the Minimum Bid Requirement. This matter does not impact the listing of the shares on the TSX Venture Exchange. Failure to regain compliance either by share price appreciation or completion of the Reverse Split will result in delisting from the Nasdaq. Completion of the Reverse Split remains subject to receipt of applicable regulatory and shareholder approvals.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

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Contact

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release about the expected use of the proceeds from the Financing. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, general macroeconomic and other trends that can affect levels of government or private investment, the inability to obtain shareholder approval for the Reverse Split, and a delisting of the Company from Nasdaq as a result of noncompliance with the Minimum Bid Requirement. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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